Exhibit 99.7
Notice to ASX

Joint statement from PKKP and Rio Tinto

23 December 2020

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto and the Puutu Kunti Kurrama and Pinikura people (PKKP) confirm they have taken initial steps in rebuilding their relationship following the events at Juukan Gorge in May 2020.

PKKP in co-operation with Rio Tinto have been involved in remedial works at Juukan Gorge. These works will continue.

A joint session of the PKKP and Rio Tinto boards has been held to reaffirm Rio Tinto’s apology and commitment to rebuilding our relationship.

In addition, we will prepare a Heads of Agreement that will capture our commitments and outline how both Rio Tinto and PKKP will work together. While there has been some important progress made in the relationship so far, we are not underestimating the time it will take to genuinely work together and achieve the mutual objectives of this partnership.

PKKP acknowledges that Rio Tinto has taken steps to address the hurt and devastation caused by the actions which culminated in the destruction in May 2020.

PKKP is encouraged by these steps to date but they are the first of many that will be needed to ensure the avoidable and unnecessary destruction of cultural heritage sites, like Juukan Gorge, will never be repeated.

PKKP notes the appointment of new chief executive Jakob Stausholm and hopes that discussions between PKKP and Rio Tinto will continue in a positive direction.

Kurrama Elder Burchell Hayes said, “While we have made some initial positive steps in rebuilding our relationship there is so much more we need to do in order to shape a shared future for our next generations of PKKP people working with Rio Tinto.”

Acting chief executive of Rio Tinto Iron Ore, Ivan Vella, said, “We know we have a lot of work to do in order to rebuild trust and confidence in our business. I look forward to continuing the work with PKKP Traditional Owners to re-chart our partnership and build a shared future.”
View source version on businesswire.com: https://www.businesswire.com/news/home/20201223005066/en/

PKKP Casey Cahill 0413 992 195 Rio Tinto Jesse Riseborough 0436 653 412 Matt Chambers 0433 525 739 Category: general Source: Rio Tinto